Exhibit 99.2

BC FORM 51-102F3
Material Change Report

Item 1.     Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.
1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: (604) 278-5996

Item 2.     Date of Material Change

State the date of the material change.

April 5, 2004

Item 3.     News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

April 5, 2004

The press release relating to this material change was distributed and filed by Stockwatch on April 5, 2004.

Item 4.     Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004.

Sample ID	Site	Results (g/t)
		Au – Gold	Ag - Silver
04-02	Tuo Dao Gou	175.7	273

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Assays are currently being completed by the Institute of the Beijing General Research Institute of Mining and Metallurgy. The next exploration stage recommended by Dr. Yin is to explore the higher grade gold zones, after receipt of the assays, in order to provide sufficient ore to feed the existing mill on the property.

Item 5.     Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.     Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.     Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.     Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.     Date of Report

DATED at Richmond, British Columbia this 14th day of April, 2004.

LINUX GOLD CORP.

Per:	“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE "A"

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

HEBEI PROVINCE, PEOPLES REPUBLIC OF CHINA, GOLD & SILVER PROSPECT
PROGRESS REPORT

For Immediate Release: April 5, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004.

Sample ID	Site	Results (g/t)
		Au – Gold	Ag - Silver
04-02	Tuo Dao Gou	175.7	273

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Assays are currently being completed by the Institute of the Beijing General Research Institute of Mining and Metallurgy. The next exploration stage recommended by Dr. Yin is to explore the higher grade gold zones, after receipt of the assays, in order to provide sufficient ore to feed the existing mill on the property.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, B.C., Canada located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.